Exhibit 14

LCA-Vision Inc.
Code of Business Conduct and Ethics

I.     Introduction

The Board of Directors of LCA-Vision Inc. has developed and adopted this Code of Business Conduct and Ethics to serve as a general outline of the standards by which all directors, officers and employees of LCA-Vision should conduct themselves. The purpose of this Code is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports; and to promote compliance with all applicable laws, rules and regulations that apply to LCA-Vision Inc.

The Code is not intended to cover every applicable law or provide answers to all questions that might arise but it is an integral part of the policies and procedures governing all of us at LCA-Vision. The Code reflects general principles to guide employees in making ethical decisions and is not intended to address every specific situation. As such, nothing in this Code prohibits or restricts LCA-Vision from taking disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this document. Additionally, the Code is not intended to and does not in any way constitute an employment contract or assurance of continued employment and does not create any rights in any director, officer, employee, client, supplier, competitor, shareholder or any other person or entity.

II.     Honest and Ethical Conduct

LCA-Vision and each of its associates must conduct their affairs with uncompromising honesty and integrity. In order to maintain the highest degree of integrity in the conduct of the LCA-Vision’s business, conflicts of interest must be avoided.

A “conflict of interest” occurs when a director, officer or employee has any interests, whether professional or personal, that may conflict with, or be perceived as conflicts with, the proper and impartial fulfillment of that person’s duties, responsibilities or obligations to LCA-Vision. In particular, a director, officer or employee must never use or attempt to use his or her position at LCA-Vision to obtain any improper personal benefit for himself or herself, or for any other person.

All directors, officers and employees are obligated to disclose all the facts in any situation where a conflict of interest may arise. Those who knowingly fail to disclose conflicts of interest are subject to discipline, up to and including dismissal.

III. Disclosure

Public disclosure of the entire Code and any subsequent changes to the Code are required. This disclosure will be made by filing this Code and any subsequent changes as an Exhibit to the Company’s Annual Report on Form 10-K. In addition, any waiver or other material departure from any provision of the Code for any employee, officer or director can be made only by the Board of Directors and in the case of officers and directors must be promptly disclosed, along with a description of the reasons for the waiver in an appropriate filing with the Securities and Exchange Commission.

Directors, officers and employees who are involved in the process of preparing the periodic reports are responsible for ensuring that the disclosure in the Company’s periodic reports is full, fair, accurate, timely and understandable. Financial activities must be recorded in compliance with all applicable laws and accounting practices. Knowingly making false, misleading or incomplete entries, records or documentation is strictly prohibited. An employee will be considered to have knowingly made false, misleading or incomplete entries, records or documentation if he or she knowingly (i) makes, or permits or directs another to make, materially false, misleading or incomplete entries in LCA-Vision’s financial statements or records; (ii) fails to correct materially false, misleading or incomplete financial statements or records; (iii) signs, or permits another to sign, a document containing materially false, misleading or incomplete information, or (iv) falsely responds, or fails to respond, to specific inquiries of the LCA-Vision’s independent auditors.

IV.     Compliance

It is the Company’s policy to conduct business in a responsible and ethical manner. As such, LCA-Vision intends to comply with all laws, rules and governmental regulations that are applicable to its activities and expects that all directors, officers and employees acting on behalf of the Company will obey all such laws, rules and governmental regulations. If an employee suspects that a situation violates any applicable law, rule of regulation or this Code of Ethics, he or she is to report that situation immediately as per the guidelines in Section V. Failure to do so may result in an employee being subject to discipline, up to and including dismissal.

V.     Enforcement of the Code

All directors, officers and employees are required to certify in writing that they have reviewed the Code, are familiar with its terms and will abide by the policies contained within.

Directors and officers shall report, and employees may report, in person or in writing any known or suspected violation of laws, rules or regulations or of this Code to the Audit Committee of the Company’s Board of Directors, as follows:

Audit Committee c/o John Hassan, Chairman LCA-Vision Inc. 7840 Montgomery Road Cincinnati, Ohio 45236

LCA-Vision will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation. Employees who are concerned or uncomfortable about speaking with the appropriate representative may anonymously submit a complaint, with relevant documents, to the Audit Committee. All paper submissions should be made in a sealed envelope.

The Audit Committee will investigate all reported violations and will oversee an appropriate response, including corrective action and preventative measures. Violation of any laws, rules or regulations or this Code will face appropriate, case specific, disciplinary actions, which may include demotion or discharge.

As effective February 17, 2004.